CHAPMAN AND CUTLER LLP                              111 WEST MONROE STREET
                                                  CHICAGO, ILLINOIS  60603



                          May 30, 2012



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Vincent J. DiStefano


Re:                        FT 3529
             Dow(R) Target 10 June '12 - Term 7/9/13
              Target Focus 4 June '12 - Term 9/9/13
               Target Triad June '12 - Term 9/9/13
                Target VIP June '12 - Term 9/9/13
                         (the "Trust")
                      File No. 333-180529
           -------------------------------------------


 Dear Mr. DiStefano:

      This letter is in response to the comments that you raised during our telephone conversation on May 30, 2012 regarding the amended registration statement on Form S-6 for FT 3529, as filed on May 2, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Dow Target 10 June '12 - Term 7/9/13; Target Focus 4 June '12 - Term 9/9/13; Target Triad June '12 - Term 9/9/13; and Target VIP June '12 - Term 9/9/13 (the "Trusts"). This letter serves to respond to your comments.

      1. FOR EACH OF THE SELECTION STRATEGIES DESCRIBED IN THE "PORTFOLIOS" SECTION ON PAGES 26-30 OF THE PROSPECTUS, PLEASE ADD DISCLOSURE THAT DESCRIBES HOW SECURITIES ARE SELECTED IN THE EVENT THAT MORE THAN ONE SECURITY QUALIFIES FOR THE LAST SLOT IN A TRUST'S PORTFOLIO.

      Response: Disclosure has been added where appropriate that describes how each strategy selects securities in the event of a tie. We have not included language describing how securities are selected in the event of a tie for certain strategies in which there is no possibility that a tie could occur.

      2. IN STEP 4 OF THE TARGET GROWTH STRATEGY ON PAGE 29 OF THE PROSPECTUS, PLEASE DESCRIBE HOW "SUSTAINABLE GROWTH RATE" IS CALCULATED. REVISE THE DISCLOSURE AS APPROPRIATE.

      Response: We have added the following language at the end of the parenthetical in Step 4 to describe how "sustainable growth rate" is calculated:

      "; it is calculated by multiplying return on equity over the trailing 12 months by (1-payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);"

      In each instance, trailing 12 months refers to the 12 month period ending with the strategy's selection date.

      3. PLEASE CHANGE THE TITLE OF THE "COMPARISON OF TOTAL RETURN" TABLE ON PAGE 37 OF THE PROSPECTUS TO THE FOLLOWING: "COMPARISON OF HYPOTHETICAL TOTAL RETURN" AND THE "NOTES TO COMPARISON OF TOTAL RETURN" ON PAGE 38 OF THE PROSPECTUS TO THE FOLLOWING: "NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN."

      Response: The referenced disclosure has been revised as requested.

      4. THE THIRD SENTENCE OF FOOTNOTE (2) UNDER "NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN" TABLE ON PAGE 37 OF THE PROSPECTUS READS AS FOLLOWS:
"HYPOTHETICAL STRATEGY FIGURES REFLECT THE DEDUCTION OF SALES CHARGES AND EXPENSES BUT HAVE NOT BEEN REDUCED BY ESTIMATED BROKERAGE COMMISSIONS PAID BY TRUSTS ... " WHAT "SALES CHARGES AND EXPENSES" ARE REFLECTED IN THE HYPOTHETICAL STRATEGY FIGURES?

      Response: The sales charges and expenses referenced in this disclosure are those outlined on pages 7 and 8 of the prospectus, under "Fee Table." A cross-reference to this section has been added to the third sentence of footnote
(2) under the table.

      5. PLEASE IDENTIFY A SOURCE FOR THE INDEX TOTAL RETURNS IN THE COMPARISON OF HYPOTHETICAL TOTAL RETURN" TABLE ON PAGE 37 OF THE PROSPECTUS.

      Response: We have identified the source of the Index Total Returns in a footnote to the Comparison of Hypothetical Total Return table.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By  /s/ Brian Free
                                                  --------------------------
                                                      Brian Free


Enclosures